

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2009

<u>VIA U.S. Mail and Facsimile +31 40 268 2000</u>

Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

> **Re: ASML Holding N.V.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed January 26, 2009**
> **File No. 001-33463**

Dear Mr. Wennink:

We have reviewed your response dated April 30, 2009 and related filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 17

A. Operating Results, page 22

Critical Accounting Policies Using Significant Estimates, page 23

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities, page 25

1.   We reference prior comment 1 in our letter dated April 7, 2009. In future filings, please disclose here and in the footnotes to your financial statements the date that you perform your annual goodwill impairment test.

Results of Operations 2008 compared to 2007, page 30

2.   We see from your response to prior comment 2 in our letter dated April 7, 2009 that you did not disclose the effect of the change in accounting estimate for your warranty reserve on gross profit and income from operations is not material. While we see that the impact on gross profit was less than 1%, it appears that the impact to income from operations and net income is greater than 10%. Please reconsider the need to disclose the effect on income from continuing operations, net income and any related per-share amounts of the current period within Note 13 to your consolidated financial statements, in accordance with paragraph 22 of SFAS 154.

D. Trend Information, page 35

3.   Please revise future filings to disclose your intentions for satisfying your current year purchase obligations, similar to your response to prior comment 4 in our letter dated April 7, 2009. For example, disclose the terms of the agreements which would allow you to delay or cancel your obligations. Please also disclose the existence of cancellation fees and your policy for accruing such fees.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Peter T.F.M. Wennink
ASML Holding N.V.
May 12, 2009
Page 3

You may contact me at (202) 551-3604 or Kristin Lochhead at (202) 551-3664 if you have questions.   In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant

cc: Richard A. Ely